BISON VENTURE PARTNERS LLC
FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021

(Unaudited)

Bison Venture Partners LLC
Statements of Financial Position
As of December 31, 2021

					GAAP
CURRENT ASSETS:	Te				
Cash	xt	$	$	$	100
Trade Accounts Receivable					0
Inventory					0
Prepaid Income Taxes					0
Total Current Assets					100
PROPERTY AND EQUIPMENT:					
Machinery and Equipment					0
Less: Accumulated Depreciation					0
Net Property and Equipment					0
TOTAL ASSETS		$	$	$	100
CURRENT LIABILITIES:					
Current Portion of Long-Term Debt		$	$	$	0
Accounts Payable					0
Credit Cards Payable					0
Total Current Liabilities					0
DEFFERRED TAX LIABILITY					0
LONG-TERM LIABILITIES					0
TOTAL LIABILITIES					0
MEMBER'S EQUITY					100
TOTAL LIABILITIES AND MEMBER'S EQUITY		$	$	$	100

Bison Venture Partners LLC
Statements of Operations
For the Year Ended December 31, 2021

				GAAP
SALES	$	$	$	0
COST OF SALES				0
GROSS PROFIT				0
OPERATING EXPENSES:				
Advertising				0
Auto and Truck Expenses				0
Bank Service Charges				0
Credit Card Fees				0
Depreciation				0
Insurance				0
Legal and Accounting				0
Miscellaneous				0
Payroll Taxes				0
Rent				0
Repairs and Maintenance				0
Supplies				0
Travel				0
Utilities				0
Wages				0
Total Operating Expenses				0
OPERATING INCOME (LOSS)				0
INTEREST EXPENSE				0
NET INCOME BEFORE TAXES				0
INCOME TAXES:				
Current				-
Deferred				-
NET INCOME	$	$	$	0

Bison Venture Partners LLC
Statements of Member's Equity
For the Year Ended December 31, 2021

				GAAP
MEMBER'S EQUITY - BEGINNING	$	$	$	100
Net Income				0
Member's Withdrawals				-
MEMBER'S EQUITY - ENDING	$	$	$	100

Bison Venture Partners LLC

Statement of Cash Flow

For the Year Ended December 31, 2021

				GAAP
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net Income	$	$	$	-
Adjustments to Reconcile Net Income				
to Net Cash Flows From Operating Activities:				
Depreciation				-
Deferred Income Taxes				-
Decrease (Increase) in Operating Assets:				
Trade Accounts Receivable				-
Inventory				-
Prepaid Income Taxes				-
Increase (Decrease) in Operating Liabilities:				
Accounts Payable				-
Credit Cards Payable				-
Total Adjustments				-
Net Cash Flows From Operating Activities				-
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of Property and Equipment				-
Net Cash Flows From Investing Activities				-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Repayment of Debt				0
Member's Withdrawals				-
Net Cash Flows From Financing Activities				-
NET INCREASE (DECREASE) IN CASH				-
CASH - BEGINNING				-
				0
CASH - ENDING	$	$	$	100

Bison Venture Partners LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2021

1. ORGANIZATION AND PURPOSE

Bison Venture Partners (the “Company”), is a limited liability company organized under the laws of the State of Delaware. The Company manages a portfolio of businesses including an ecommerce store, an apparel brand, and automated retail machines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred. The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

For the fiscal year ended December 31, 2021, the Company’s cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.